Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I/A

(Form Type)

Clarion Partners Real Estate Income Fund Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	—	0.00927%	—
Fees Previously Paid	$10,710,974 (a)		$992.91 (b)
Total Transaction Valuation	$10,710,974 (a)
Total Fees Due for Filing			$992.91
Total Fees Previously Paid			$992.91
Total Fee Offsets			$0.00
Net Fee Due			$0

(a)

Calculated as the aggregate maximum purchase price to be paid for Shares in the offer. The fee of $992.91 was paid in connection with the filing of the Schedule TO-I by Clarion Partners Real Estate Income Fund Inc. (File No. 005-91252) on March 16, 2022 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being fled to report the results of the offer.

(b)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.